INVEST IN EMD HEALTH CENTERS

Brick-and-mortar telehealth company connecting rural America with remote urban specialty physicians



emdhealthcenter.com Houston TX

Infrastructure Technology Social Impact Healthcare

LEAD INVESTOR

Orazio Puglisi

What made me interest is practicing in small rural areas by the traditional methods is not practical due to population size and lifestyle available to physician and their family. The online video visit on phone/computer without specialty equipment or a technician applying is useful only for simple ailments which can cover only a subset of primary care, leave alone the specialty care. The actual need for Specialty physicians in the rural areas is higher than Urban areas due to older age of rural population, higher use of tobacco, poor diet, obesity and longer distances to see a physician.

OVERVIEW UPDATES WHAT PEOPLE SAY 5 ASK A QUESTION 1

Highlights

1. Untapped Market: Less than 3% Specialty Physicians practice in rural America.
2. Urban specialty doctors have easy access to 57M rural population.
3. Scalable Revenues: Overwhelming revenue derived from Insurance backed payments for patient visit.
4. $2.0 Billion US rural market opportunity. Texas market estimated to be over $200M.

Our Team



Mohamed Haq CEO

Physician with 40 years Oncology Practice. 2 years of Telehealth experience. Telehealth Patent Holder. 25 Publications. Macy's Heart and Soul Award, 2004. American College of Physicians Volunteerism Award, 2009. MD Anderson Fellowship.

EMD is focused on providing easy access to quality health care for rural communities. Our Clinics connect patients from rural locations with urban specialty physicians, thereby providing rural communities choice, convenience, and quality health care just like large metropolitan areas. It is an efficient model as the patient don't need to travel to metropolitan areas to get specialty care, while remote doctors can provide care from the comfort of their home. Further, EMD is focused on serving rural population that have significant Medicare and Medicaid coverage making it easier to build revenue



Ejaz Haq COO

Electrical Engineer. University of Michigan. 35 years experience. Design, Development, Strategic Marketing, Executive Director Samsung, Korea. 30 International Patents and 20 Publications. 2 years Telemedicine Clinic experience.



Abbas Khan VP - Operations

35 years MD Anderson Immunology, Pro Diagnostic Histology, and antibodies for Medical Kits. University of Texas Graduate School of Biomedical Sciences. 2 years Telemedicine Clinic and Commercial Real Estate Development Experience.

Pitch



eMD Health Centers

Investor Opportunity – April 3, 2021



EMD High Tech Clinics

Doctor Remote

Patient Rural America

Our Big Idea!

Connecting Rural patients to Specialty Physicians

High Tech Rural Clinics with Remote Physicians

> $2.0 Billion US Market Opportunity!



High Density of Physicians in Urban Locations!

- Insurance now billed for 4 outpatient visits in urban vs 2 outpatients in rural on average due to rural physician shortage.
- With EMD Health Centers:
  - Served Rural Areas will have comparable outpatient visits as Urban.
  - Specialist see Rural Patients from their home or office.



Problem

Limited Specialty Health Care Access in Rural America

Limited Choice and Quality due to low numbers of Physicians in rural areas

Significant Change in Landscape

Our Big Idea – Why Now?



due to COVID -19 **New Normal**

RURAL TEXAS
TELEMEDICINE MEDICAL CART
REMOTE DOCTORS
MEDICARE & MEDICAID REIMBURSEMENT
eMD

- *Telemedicine now more accepted by Doctor, Patient, and Regulation!*
- *New Normal for Doctors to help existing Patients remotely*

- *Doctors now more eager to serve Patients over Telemedicine eliminating Physical Exposure*
- *46% of US Physicians are above 56 years*

- *Major Change in Doctor's Insurance Policy*
- *Insurance Companies now offer free Malpractice insurance under existing Doctor's policy*

HIPAA Compliant EMD Clinics

EMD Clinic - Features

- Telemedicine Cart with Camera
- Digital Otoscope
- Digital Stethoscopes
- Integrated Software
- Real Time Encrypted Communication
- Specialty USB for
  - Derma Scope, ECG
  - Ultrasound Probes
  - Endoscope



- Field Tested Virtual Clinic in Houston (2015-2016)
- Trained Onsite Medical Assistant facilitates patient examination by a remote Online physician
- Accepted as a Regular examination by Medical Boards and very positive response from patients and physicians.
- Presented at TexMed 2017 Conference.

Exam camera view of throat on left and video conference on right.

Market Size

$2.0 Billion US Market Opportunity! Texas Market over $200 Million

- *Our goal is to open 5 Virtual Clinics in Central Texas Rural Towns with 3-5 thousand population and currently without full time physician.*
- *Provide Health Care service in Multiple Specialties using Remote Physicians from Houston.*
- *Provide Routine Blood test service.*
- *Plan to add limited Pharmacy (some clinics) and other Imaging Tests (Partnering with Mobile lab service).*

Competitive Advantage

Complete Specialty Care provided by EMD Health Centers

EMD Health Centers

- HIPPA Compliant Clinics
  - Unlike Online consults, the telemedicine cart with instruments and medical assistant allows for a complete examination as accepted and reimbursed by Medicare, Medicaid and private insurance providers.
  - Specialty Care such as Dermatology, Cardiology etc.

Competition

- Online Consults.
  - Most have their own Apps and operate as urgent care for small ailments and immediate prescription in all states.
  - Limited arrangements with private insurers and employers for urgent care coverage.
  - Do not offer specialty care.

Company	Founded	Initial Funding Date	Total/Last Funding - Year	# of Patient Visits	Market Valuation Revenue Multiple
Am Well	2006	10M/ 2009	525M / 2018	0.8M /Qtr. / 2020	$ 6.0B | 20 X Revenue
Dr on Demand	2012	21M/ 2014	235M / 75M - 2020	1M Cumulative 2018	Data Not Available
MDLive	2006	23M/ 2014	198M/ 50M - 2020	1M Cumulative 2018	Data Not Available
One Medical	2007	3.5M/ 2007	532M/ 220M - 2018	475K Subscriber / 2020	$4.0B | 12.5 X Revenue
Teledoc	2008	9.0M / 2009	172M/50M - 2014	2.8M /Qtr. / 2020	$25B | 20 X Revenue

Traditional Outpatient Clinics vs EMD Medical Clinics

People per Physicians in Specialty Clinics

Vertical mostly single specialty groups with low barrier for entry.

70,000
61,865

Multi Specialty Needed for EMD Clinics

Horizontal multi-specialty outpatient with high barrier for entry.



60,000
50,000
40,000
30,000
20,000
10,000
0
14,665
17,330
23,746
27,028
32,831
43,458
55,385
Cardiology
Ophthalmology
Neurology
Dermatology
Urology
Endocrinology
Rheumatology
Pulmonology

300
200
100
50
30
Cardiology
Ophthalmology
Neurology
Dermatology
Urology
Endocrinology
Rheumatology
Pulmonology

https://www.aamc.org/data-reports/workforce/interactive-data/number-people-active-physician-specialty-2017

Business Model

$2.0 Billion US Market Opportunity! Texas Market over $200 Million

- *Physicians examine the patients from Computers at their office with no additional overhead*
- *EMD Health Center provides Patients, Marketing, Billing, and EMR to the Physicians*
- *EMD will train the physicians to navigate the system, examination protocols and best practices*
- *EMD Collects from Medicare or Medicaid: **$ 27 per Patient visit (Facility Fee)***
- *EMD Collects from Participating Physicians : **$ 19 - 24 per Patient***
- *Future Additional Revenue from pharmacy/labs at the clinic*
- *Licensing, Royalties, Franchising after successful execution of business model to other states or foreign countries*

Texas Market - Potential Clinics | Current # of Physicians & Demand



Texas Market - Potential Clinics | Current # of Physicians & Demand in the Area
#of Clinics
Current # of Physicians
# of Doctors Needed
YR2019 Population
Number of Potential Clinics
County Population
Coke
Hall
Real
Dickens
Hardeman
Mason
Kimble
Mills
San Saba
Presidio
Hamilton
San Augustine
Coleman
Sabine
Marion
Rains
Blanco
Morris
Red River
Comanche
Trinity
Leon
Bosque
Montague
Llano
Texas Counties

Commercialization Roadmap – Opening 6-20 Clinics per month

Starting with 5 clinics in Texas

EMD will build 500+ Clinics in 5 years



Q2 2021
18 Months of Pilot Testing
1 Clinic with 500+ Patients
Initial Funding $1M to start 5 Clinics
Q4 2022
Additional Funding to open more Clinics
Rate: Open 6 Clinics/Month
Q3 2024
Launch More Clinics in 3-5 States
Rate: Open 12 Clinics/Month
Q4 2024
Venture Profitable 270+ Clinics
175,000 Patients/Qtr
Rate: Open 20 Clinics/Month
Q3 2022 Goal of 1,000+ Patients/month from 5 Clinics in Texas
Milestone
Q1 2023
30+ Clinics in TX
5000+ Patients/Qtr.
Milestone
Q3 2024
200+ Clinics
100,000+ Patients/Qtr.
Milestone
Q4 2025
500+ Clinics
1,000,000 Patients/Yr.

❖ Applying the techniques learnt from 5 clinics and 2nd round of funding EMD Health Centers will open 500 Clinics in 3-5 States

This slide contains forward-looking projections that cannot be guaranteed.

Intellectual Property

Complete Specialty Care provided by EMD Health Centers

EMD Health Centers

- US Patents
  - 8,589,177 Virtual Clinic for Medical Practice
  - 7,412,396 Virtual Clinic for Medical Practice
  - Valid until December 2024
  - 14/985,193 Pending Application related to prevention and treatment by adding patient specific, Specialty tests prior to onset of symptoms or definitive tests results.

Intellectual Property

- Priority Date July 30, 2001. Key Claim.
  - A method comprising, establishing a virtual clinic on a network.
  - The virtual Clinic having working relationships with specialists, establishing a real-time communication between a user and a particular one of the specialists via the virtual clinic, providing user information to the

particular one of the specialists via the virtual clinic, providing instructions from the particular one of the specialists to the user via the virtual clinic to perform a test using the diagnostic test equipment operatively coupled to a diagnostic center at a remote location away from the user's home and away from a dedicated treatment facility, and the diagnostic center being administered by an administrator who is not a licensed physician, providing a test result to the particular one of the specialists via the virtual clinic, and receiving and storing a diagnosis from the specialists.

eMD Health Centers 12

Projected 5 Year Financials

Projected Sales of $110M and EBITDA of $57M in 5 Years

5 YEAR SALES SUMMARY	Yr0	YR1	YR2	YR3	YR4	YR5
Total Sales	0	0.26	1.42	13.82	47.25	109.81
Total COGS	0.40	0.41	1.84	12.53	26.99	45.54
Expense	0.16	0.79	1.75	4.80	6.10	7.05
EBITDA	(0.20)	(0.94)	(2.17)	(3.52)	14.16	57.21


EMD HEALTH CENTER – ESTIMATED FINANCIALS
Sales
COGS
Expense
EBITDA
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5

This slide contains forward-looking projections that cannot be guaranteed.

eMD Health Centers 13

EMD Health Center- Team

Strong Team with Years of Medicine and Industry Experience

Mohamed Haq

Physician

40 years Oncology Practice

MD Anderson Fellowship

2 years of Telemedicine Primary Care experience and Telemedicine Patents Holder.

>25 Publications. Macy's Heart and Soul Award, 2004. Founder's Award for Physician Service, The Rose 2011.

Served as Adjunct faculty at MD Anderson, Baylor College of Medicine and UTMB.

Ejaz Haq

Operations

35 years Electrical Engineer, Executive Director Samsung Korea, University of Michigan.

>30 International Patents and >20 Publications.

2 years Telemedicine Clinic Experience.

Abbas Khan

Operations

35 years MD Anderson Immunology, Pro Diagnostic Histology and antibodies for Medical Kits.

2 years Telemedicine Clinic and develops Commercial Real Estate (Retail Shops) Experience

eMD Health Centers 14

Summary & Why Fund Us?

Use of Funds

- Open 5 clinics in Rural Texas Towns.
- Seeking $1.0M, Target to close by Q2 2021
- Second Round $8M in ~ 1.5 Years

Summary

- Large and underserved markets.
- Early Telemedicine Patents 2001 Priority date.
- Pilot Clinic 18 months (2015-2016), 500+ Patients mostly uninsured.
- TexMed 2017 TMA Publication.
- Clear Path to Revenue, Capital efficient.
- Low Initial Investment.
- Attractive exit in 2025 for ~$500M @ 10 x EBITDA.

EMD's ingredients to be Successful – Quick to Market and Scale fast!


Fast Growth
Working Pilot
Patent Protection
Large Market
Traction
Generic Hardware
Favorable Regulation
Paying Customers
Validated Strategy
Skilled Team

eMD Health Centers 15